Marita A. Makinen Partner Tel 973 422 675450 Fax 973 422 6755 mmakinen@lowenstein.com

June 3, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington D.C. 20549

Attn: Ivan Griswold

Re:	Diligent Board Member Services, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed May 24, 2013
File No. 000-53205

Dear Mr. Griswold:

On behalf of our client, Diligent Board Member Services, Inc. (the “Company”), we are transmitting herewith via the EDGAR system for filing with the Securities and Exchange Commission our response to the Staff’s letter dated May 30, 2013, regarding the Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) of the Company. We have revised the Preliminary Proxy Statement in response to the Staff’s comment and are concurrently filing via EDGAR Amendment No. 2 to the Preliminary Proxy Statement (“Amendment No. 2”) to reflect these revisions, reflect comments from the New Zealand Stock Exchange and to generally update the information contained therein.

Set forth below in bold is the Staff’s comment set forth in the Staff’s letter. Immediately following the Staff’s comment is the Company’s response to that comment. For your convenience, the numbered paragraph below corresponds to the numbered paragraph in the Staff’s comment letter and includes the caption used in the comment letter.

Proposal Four, Ratification of our Past Board Remuneration, page 35

1.	In response to prior comment 3 of our letter dated May 17, 2013, you state that ratification of past board remuneration will not cure the identified breach of the NZSX rules and may result in fines being issued against the Company. Please revise your proxy statement to disclose this information.

Response: In response to the Staff’s comment, the Company has revised Amendment No. 2 to add the following language to the end of the first paragraph on page 35 of Proposal 4:

“Ratification of past board remuneration will not cure the identified breach of the NZSX Rules and the breach could result in the Company being referred to the NZ Markets Disciplinary Tribunal, which can impose penalties, including fines as described in the NZ Markets Disciplinary Tribunal Rules.”

The statement from the Company previously requested by the Staff is included as Annex A to the response letter. We would very much appreciate receiving the Staff’s questions or additional comments, if any, at your earliest convenience. If it would expedite the review of the information contained herein, please do not hesitate to call me at (646) 414-6950.

Sincerely yours,

/s/ Marita A. Makinen

Marita A. Makinen

cc:

Alessandro Sodi, Diligent Board Member Services, Inc.

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Annex A

Diligent Board Member Services, Inc.

39 West 37th Street, 8th Floor

New York, NY 10018

June 3, 2013

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Re:	Diligent Board Member Services, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed March 9, 2013
File No. 000-53205

Ladies and Gentlemen:

In connection with the above-captioned Proxy Statement on Schedule 14A, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DILIGENT BOARD MEMBER SERVICES, INC.

By:	/s/Alessandro Sodi
Alessandro Sodi
Chief Executive Officer

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